                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. Two)*

                                  Inergy, L.P.
                                (Name of Issuer)

                                  Common Units
                         (Title of Class of Securities)

                                    456615103
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act, but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 456615103             13G/A                           Page 2 of 7 Pages
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-------------------- -----------------------------------------------------------------------------------------------
         1           NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                     Tortoise Capital Advisors, L.L.C. (22-3875939)
-------------------- -----------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [      ]

                     (b) [ X  ]

                     (See Instructions)
-------------------- -----------------------------------------------------------------------------------------------
         3           SEC USE ONLY
-------------------- -----------------------------------------------------------------------------------------------
         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-------------------- ------------- ---------------------------------------------------------------------------------
                          5        SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                 0
 BY EACH REPORTING
      PERSON
       WITH:
                     ------------- ---------------------------------------------------------------------------------
                          6        SHARED VOTING POWER

                                   2,357,823 (see Item 4)
                     ------------- ---------------------------------------------------------------------------------
                          7        SOLE DISPOSITIVE POWER

                                   0
                     ------------- ---------------------------------------------------------------------------------
                          8        SHARED DISPOSITIVE POWER

                                   2,369,803 (see Item 4)
-------------------- -----------------------------------------------------------------------------------------------
         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,369,803 (see Item 4)
-------------------- -----------------------------------------------------------------------------------------------
        10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

                      Not Applicable
-------------------- -----------------------------------------------------------------------------------------------
        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     5.2%
-------------------- -----------------------------------------------------------------------------------------------

        12           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IA
------------------------------------------------------------------------------------------------------------------------------------

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CUSIP No. 456615103          13G/A                              Page 3 of 7 Pages
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-------------------- -----------------------------------------------------------------------------------------------
         1           NAME OF REPORTING PERSON
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                     Tortoise Energy Infrastructure Corporation (20-0384222)
-------------------- -----------------------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [    ]

                     (b) [ X  ]

                     (See Instructions)
-------------------- -----------------------------------------------------------------------------------------------

         3           SEC USE ONLY
-------------------- -----------------------------------------------------------------------------------------------

         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland
-------------------- ------------- ---------------------------------------------------------------------------------
                          5        SOLE VOTING POWER
 NUMBER OF SHARES
BENEFICIALLY OWNED                 0
 BY EACH REPORTING
      PERSON
       WITH:
                     ------------- ---------------------------------------------------------------------------------
                          6        SHARED VOTING POWER

                                   1,916,784 (see Item 4)
                     ------------- ---------------------------------------------------------------------------------
                          7        SOLE DISPOSITIVE POWER

                                   0
                     ------------- ---------------------------------------------------------------------------------
                          8        SHARED DISPOSITIVE POWER

                                   1,916,784 (see Item 4)
-------------------- -----------------------------------------------------------------------------------------------
         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,916,784 (see Item 4)
-------------------- -----------------------------------------------------------------------------------------------
        10           CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

                     Not Applicable
-------------------- -----------------------------------------------------------------------------------------------
        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     4.2%
-------------------- -----------------------------------------------------------------------------------------------
        12           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IV
-------------------- -----------------------------------------------------------------------------------------------

                                                               Page 4 of 7 Pages

Item 1(a)     Name of Issuer:

         Inergy, L.P.

Item 1(b)     Address of Issuer's Principal Executive Offices:

         Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112

Item 2(a)     Name of Persons Filing:

         This 13G is being jointly filed by Tortoise Capital Advisors, L.L.C., a
Delaware limited liability company ("TCA"), and Tortoise Energy Infrastructure
Corporation, a Maryland corporation ("TYG").

         TCA and TYG have entered into an Agreement Regarding Joint Filing of
13G dated February 12th, 2007 (the "Agreement") pursuant to which TCA and TYG have agreed to file this 13G jointly in accordance with the provisions of Rule
13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)     Address of Principal Business Office or, if None, Residence:

         The principal business address of both TCA and TYG is 10801 Mastin
Blvd., Suite 222, Overland Park, Kansas 66210.

Item 2(c)     Citizenship:

         TCA is a Delaware limited liability company and TYG is a Maryland corporation.

Item 2(d)     Title of Class of Securities:

         Common Units

Item 2(e)     CUSIP Number:

         456615103

Item 3   The Reporting Person is:

         TCA is an investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E), and TYG is an investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4   Ownership:

         TCA acts as an investment advisor to certain closed-end investment companies registered under the Investment Company Act of 1940, including TYG.
TCA, by virtue of investment advisory agreements with these investment companies, has all investment and voting power over securities owned of record by these investment companies. However, despite their delegation of investment and voting power to TCA, these investment companies may be deemed to be the beneficial owner under Rule 13d-3 of the Act, of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with TCA. Thus, TCA has reported that it shares voting power and dispositive power over the securities owned of record by these investment companies, and TYG has reported

                                                             Page 5 of 7 Pages

that it shares voting power and dispositive power over the securities owned of record by it. TCA also acts as an investment advisor to certain managed accounts. Under contractual agreements with individual account holders, TCA, with respect to the securities held in the managed accounts, shares investment and voting power with certain account holders, and has no voting power but shares investment power with certain other account holders. TCA may be deemed the beneficial owner of the securities covered by this statement under Rule
13d-3 of the Act. None of the securities listed below are owned of record by
TCA, and TCA disclaims any beneficial interest in such securities.

A.  Tortoise Capital Advisors

         (a) Amount beneficially owned: 2,369,803

         (b) Percent of class: 5.2%

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 2,357,823

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv) Shared power to dispose or to direct the disposition of:  2,369,803

B.   Tortoise Energy Infrastructure Corporation

         (a) Amount beneficially owned: 1,916,784

         (b) Percent of class: 4.2%

         (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 0

              (ii) Shared power to vote or direct the vote: 1,916,784

              (iii) Sole power to dispose or to direct the disposition of: 0

              (iv) Shared power to dispose or to direct the disposition of: 1,916,784

Item 5   Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]. TYG has ceased to be the beneficial owner of more than 5 percent of the class of securities and is filing this statement to report that fact.

Not applicable to TCA.

                                                              Page 6 of 7 Pages

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         The investment companies and the managed accounts discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts. The interest of any one such person does not exceed 5% of the class of securities.

Item 7   Identification and Classification of the Subsidiary Which Acquired the Security Being
         Reported on By the Parent Holding Company:

         Not Applicable

Item 8   Identification and Classification of Members of the Group:

         Not Applicable

Item 9   Notice of Dissolution of Group:

         Not Applicable

Item 10   Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2007

                           Tortoise Capital Advisors, L.L.C.

                           By:  /s/ Terry Matlack
                               ----------------------------------------
                               Title: Managing Director

                           Tortoise Energy Infrastructure Corporation

                           By:  /s/ Terry Matlack
                               ----------------------------------------
                               Title: Chief Financial Officer

                                                              Page 7 of 7 Pages

                                                                Exhibit A

                  AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

    In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Units of Inergy, L.P., and further agree that this agreement be included as an exhibit to such filings.

   In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of February, 2007.

                             Tortoise Capital Advisors, L.L.C.

                             By:  /s/ Terry Matlack
                                 ----------------------------------------
                             Title: Managing Director

                             Tortoise Energy Infrastructure Corporation

                             By:  /s/ Terry Matlack
                                ------------------------------------------
                             Title: Chief Financial Officer